SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2008

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 322-3535
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

FOR IMMEDIATE RELEASE

RESULTS OF FIRST QUARTER 2008

HIGHLIGHTS

Curitiba, Brazil, May 14, 2008 – Companhia Paranaense de Energia - COPEL (NYSE: ELP / LATIBEX: XCOP / BOVESPA: CPLE3, CPLE5, CPLE6), a company that generates, transmits and distributes power to the State of Paraná, announces its first quarter results of 2008. All figures included in this report are in Reais and were prepared in accordance with Brazilian GAAP (corporate law method).

  COPEL’s consolidated financial statements present, in addition to the figures of the wholly-owned subsidiaries (COPEL Geração e Transmissão, COPEL
  Distribuição, COPEL Telecomunicações and COPEL Participações), those of Compagas, Elejor, UEG Araucária and Centrais Eólicas do Paraná (companies in which Copel retains a majority stake). From January 2008 on, Dominó Holdings started to be partially consolidated (45%).
  Net operating revenues for the 1Q08: R$ 1,314.6 million – a 5.5% increase compared to the 1Q07.
  Operating income: R$ 389.8 million.
  Net income: R$ 255.5 million (R$ 0.93 per share).
  EBITDA (earnings before interest, taxes, depreciation and amortization): R$447.5 million.
  Return on net equity: 3.5%.
  Total power consumption billed by COPEL to captive customers rose 6.4% over the first quarter last year.
  By the end of the 1Q08, COPEL’s shares appreciated at the following rates
  CPLE3 (common/Bovespa) = 4.5%
  CPLE6 (preferred B/Bovespa) = 7.1%
  ELP (ADR/Nyse) = 8.2%
  XCOP (preferred B/Latibex) = (1.2)%

Investor Relations – COPEL
ri@copel.com
www.copel.com/ri

Companhia Paranaense de Energia – COPEL
1Q2008 Earnings Release

1. MAIN EVENTS

Net income:

In the first quarter of 2008, COPEL recorded net income of R$ 255.5 million, which corresponded to R$ 0.93 per share.

Dividends and Interest on Capital:

At the 53rd General Shareholders’ Meeting, held on April 17, 2008, the following distribution of dividends and interest on capital for year 2007 was approved:

- Dividends: R$ 67,8 million
- Interest on Capital: R$ 200,0 million

The amounts to be distributed as dividends and interest on capital for each class of share are as follows:

- Common Shares (ON) = R$ 0.93 per share
- Class A Preferred Shares (PNA) = R$ 1.63 per share
- Class B Preferred Shares (PNB) = R$ 1.03 per share

Power Consumption by Customer Category:

Power consumption by the captive market billed by COPEL grew 6.4% in the first quarter of 2008. The following variations were recorded in the consumption of the Company’s main customer categories: residential customers, 5.1%; commercial customers, 5.6%; industrial customers, 8.9%; and rural customers, 6.7% .

The following charts feature the monthly power consumption billed by COPEL from 2006 to 2008:

Acquisition of Sanedo's Shares in Dominó Holdings:

On January 14, 2008, COPEL acquired Sanedo’s interest in Dominó Holdings, which corresponded to 30% of its stock, for R$ 110 million. COPEL now holds a 45% stake in Dominó Holdings, which, in turn, holds 34.7% of the voting stock of SANEPAR (the Sanitation Company of Paraná).

Installation License for the Mauá Hydroelectric Power Plant:

On March 24, 2008, the Environmental Institute of Paraná (IAP) issued the Installation License for the Mauá Hydroelectric Power Plant, located on the Tibagi River, in the State of Paraná. This 361 MW project belongs to Consórcio Energético Cruzeiro do Sul, a partnership between COPEL (with a 51% interest) and Eletrosul.

Restructuring:

COPEL’s 172nd Extraordinary Shareholders’ Meeting, held on April 18, 2008, approved the changes proposed to adjust and reorganize the scope of the Company’s activities. The main changes include the creation of a Chief Engineering Office, which will be in charge of new power generation and transmission projects, with or without third-party participation.

BOVESPA’s Level 1 of Corporate Governance:

On May 7, 2008, COPEL’s stock officially became a part of the São Paulo Stock Exchange's Level 1 of Corporate Governance. The Company’s securities are now part of a market segment which includes only public companies which are formally committed to transparent management and to the principles of corporate governance, including observance and practice of such values as ethics and social-environmental responsibility.

Innovation Champions 2007:

     COPEL was awarded as an “2007 Innovation Champion” in the category of energy. This ranking, which features the companies in Southern Brazil which stood out for the creation of new products and services, was prepared by the Amanhã Magazine in cooperation with Edusys - a company which represents in Brazil the methods of Edward de Bono, one of the world’s most renowned experts on innovation and creativity.

Thermal Power Plants Running on Sugarcane Pulp:

On April 24, 2008, COPEL published a tender notice to select alcohol and sugar processing facilities interested in establishing partnerships for the construction of small thermal power projects running on sugarcane pulp. The Company’s goal is to secure majority interests in such projects up to 120 MW (megawatts) of installed capacity, with total investments of R$ 260 million, to be provided by all partners.

2. HUMAN RESOURCES

COPEL’s workforce at the end of the first quarter of 2008 amounted to 8,295 employees assigned to the Company’s wholly-owned subsidiaries as follows:

COPEL Generation and Transmission = 1,499 employees
COPEL Distribution = 6,434 employees
COPEL Telecommunications = 333 employees
COPEL Corporate Partnerships = 29 employees

As of March 2008, COPEL Distribution recorded a customer-to-employee ratio of 538.

Compagas, Elejor and UEG Araucária, companies in which COPEL holds a majority interest, had 82, 6 and 3 employees, respectively.

3. OPERATING PERFORMANCE

Energy Billing:

     In the first quarter of 2008, power consumption by the captive market billed by COPEL grew 6.4% compared to the same period last year, amounting to 4,844 GWh. Total market consumption, including supply to free customers and to other distribution utilities within Paraná, amounted to 5,269 GWh.

This performance resulted mostly from the combination of certain factors such as:

- increase in average income and greater availability of credit and their effects on the residential, commercial, and industrial customer categories;

- good agricultural yields and high commodity prices, resulting in higher income for farmers;

- increased industrial consumption thanks to recovering agricultural yields and to higher exports by certain industrial sectors; and

- creation, in the first quarter of 2008, of 52 thousand new formal jobs in Paraná. In the last 12 months, employment levels increased 7% (132 thousand new jobs).

Residential consumption, which accounted for 27.8% of COPEL’s captive market, grew by 5.1% . The average consumption by residential customer was 164.1 kWh/month, a figure 2.2% higher than the one recorded in the same period of the previous year. In March 2008, 2,733,727 residential customers were supplied by COPEL (a 2.9% increase over March 2007).

Industrial consumption, which accounted for 33.1% of COPEL’s captive market, increased 8.9% compared to the first quarter of 2007. The industrial segments which recorded the most significant expansion were: vehicles, machinery and equipment, oil refinery, and alcohol production.

In March 2008, 59,039 industrial customers were billed, a figure 2.5% higher than that of March 2007.

Commercial consumption, which accounted for 20.7% of COPEL’s captive market, increased 5.6% . The commercial sector has benefited from higher disposable income levels, which have spurred an increase in the number of commercial customers, such as supermarkets and malls. In March 2008, 288,031 commercial customers were billed (2.9% higher than in March 2007).

Rural consumption increased 6.7% and accounted for 8.9% of COPEL's captive market. The average consumption by rural customer increased 5.3% compared to the first quarter of 2007, reaching 427.7 kWh/month. This growth is the result of an upswing in agricultural activities. In March 2008, 334,324 rural customers were billed, a figure 1.3% higher than that of March 2007.

Power consumption billed to free customers supplied by COPEL Generation and Transmission fell 13.1% . This drop resulted from the expiration of the agreements with certain customers.

				GWh
Segment	1Q08	4Q07	1Q07	% Var.
	(1)	(2)	(3)	(1 / 3)
Residential	1,346	1,316	1,280	5.1%
Industrial	1,603	1,618	1,472	8.9%
Commercial	1,001	956	949	5.6%
Rural	429	390	402	6.7%
Other	465	473	452	2.8%
Total Captive Customers	4,844	4,753	4,555	6.4%
Free Customers – Copel Geração e Transmissão	304	406	350	-13.1%
Total Supply to Final Customers	5,148	5,159	4,905	5.0%
Wholesale – State of Paraná	121	120	115	4.8%
TOTAL	5,269	5,279	5,020	5.0%

COPEL Distribution’s Grid Market:

COPEL Distribution’s grid market (billed at the TUSD rate), comprising the captive market, other utilities within Paraná, and all free customers within the Company’s concession area, increased 7.7% in the first quarter of 2008 compared with the same period last year.

				GWh
Market	1Q08	4Q07	1Q07	% Var.
	(1)	(2)	(3)	(1 / 3)
Grid Market (TUSD)	5,839	5,769	5,422	7.7%

			Revenue power + TUSD

4. FINANCIAL PERFORMANCE

Revenues:

In the 1Q08, net operating revenues stood at R$1,314.6 million, 5.5% higher than the R$1,246.4 million registered in the same period of 2007.

This increase was chiefly due to the following facts:

(i) an increase of 14.7% in retail revenue, which reflects only revenue from the sale of electric power – excluding Copel’s distribution grid tariff (TUSD) - due to growth in the total market.
(ii) a 5.6% increase in energy supply revenue from January 2008, due to new sales contracts at the second existing energy auction (80 MW average for 2008-2015) and to the readjustment of current contracts;
(iii) an increase of 16.5% in telecommunications revenue, due to service to new clients as well as to increased volume of services provided to existing clients;
(iv) a 3.3% increase in gas sale revenue stemming from the expansion of third-party gas distribution segment and to the effects of tariff readjustment in the period; and
(v) a 66.6% increase in other operating revenue due, mainly, to revenue from the leasing of UEG Araucária to Petrobras, in the amount of R$ 7.2 million, and to revenues from the provision of operation and maintenance (O&M) services, in the amount of R$ 2.7 million. Despite the increase in revenue, UEG Araucária was shut down from January 13 to May 2, 2008 as a result of the damage in one turbine and the anticipation of the scheduled 8,000-hour revision. Therefore, as of May 2, UEG Araucária is at the disposal of Petrobras, which, pursuant to the regulations of the ONS, began using the partial power available.

Gross Income Statement:

Gross Income Statement	1Q08	4Q07	1Q07	Var.%
	(1)	(2)	(3)	(1/3)
Operating revenues	1,989,579	2,043,259	1,867,826	6.5
Electricity sales to final customers	718,669	(1,535,354)	626,482	14.7
Residential	232,199	(541,502)	206,137	12.6
Industrial	249,297	(436,284)	208,625	19.5
Commercial	153,143	(353,955)	135,964	12.6
Rural	32,743	(69,657)	28,920	13.2
Other	51,287	(133,956)	46,836	9.5
Electricity sales to distributors	316,616	327,607	299,893	5.6
Use of transmission grid	850,237	3,103,783	852,564	-0.3
Telecom revenues	17,594	17,309	15,106	16.5
Piped gas distribution	59,491	59,499	57,589	3.3
Other	26,972	70,415	16,192	66.6

“The electricity sales to final customers” registered in 4Q07 was negative due to COPEL’s Distribution Grid Tariff (TUSD) reclassification, to the account “use of transmission grid”.

Deductions from Operating Revenues:

The following table shows the legal deductions from COPEL’s operating revenues:

				R$'000
Deductions from Operating Revenues	1Q08	4Q07	1Q07	Var. %
	(1)	(2)	(3)	(1 / 3)
ICMS	386,960	390,781	362,812	6.7%
PASEP/COFINS	189,129	122,519	127,565	48.3%
RGR	14,026	16,210	13,720	2.2%
CDE	47,344	47,229	47,474	-0.3%
CCC	24,115	17,596	55,863	-56.8%
P&D and PEE	12,965	14,135	13,520	-4.1%
Other	482	871	467	3.2%
TOTAL	675,021	609,341	621,421	8.6%

Net Operating Revenue:

				R$'000
Net Operating Revenue	1Q08	4Q07	1Q07	Var. %
	(1)	(2)	(3)	(1 / 3)
Net Operating Revenue	1,314,558	1,433,918	1,246,405	5.5%

Operating Costs and Expenses:

In the 1Q08, total operating costs and expenses were R$ 968.9 million, 24.2% higher than the R$ 780.0 million registered in 2007. The highlights were:

(i) the 58.5% increase in the “energy purchased for resale” chiefly due to the following factors: reversal of R$100.9 million in the first quarter of 2007 related to Cien’s cancelled bills (non-recurring effect), and the higher acquisition of energy from the CCEE (R$71.1 million), the auctions (R$42.7 million) and Itaipu (R$15.9 million). This expense increase was partially offset by the end of the agreement with Cien and the effect of Pasep/Cofins on the energy purchased for resale, totaling a negative R$41.1 million. Note that part of the energy purchased on the CCEE (R$33.7 million) refers to the recomposition of the canceled electricity agreement with CIEN, which, pursuant to MME Ordinance 294, of November 28, 2006, guarantees COPEL’s neutrality. Therefore, this amount should be fully passed on to the tariff.

The main amounts booked in this account were: R$ 122.4 million from ITAIPU, R$ 25.9 million from Itiquira and R$ 244.2 million from the energy auctions and R$64.7 million from other sources. In addition, R$ 13.7 million was booked as passive CVA.

(ii) the 19.1% decline in “transmission grid charges”, chiefly due to the effect of CVA and Pasep/Cofins, which reduced the line’s balance by R$24.3 million and R$14.3 million, respectively;

(iii) the 1.3% increase in the “personnel” line, which came to R$ 131.7 million in the 1Q08. This increase was basically due to the salary readjustment of 5.5% applied as of October 2007.

(iv) the 10.2% decline in the “pension plan and other benefits” category reflects the estimated cost for pension plans and other benefits for 2008, according to the actuarial criteria of CVM Resolution 371/2000.

(v) the 32.5% reduction in the “material” line, reflecting mainly, a decrease in purchases of material for the electric system, fuel, auto parts and IT equipment.

(vi) The “natural gas and supply for the gas business” line refers to the natural gas acquired by Compagas from Petrobras to supply to the third-party gas distribution market;

(vii) the 25.5% rise in “third-party services” was mainly due to higher grid and electric power system maintenance expenses and postal and telephony services;

(viii) the variation in the “provisions and reversals” was chiefly due to the allowance for doubtful accounts, which stood at R$7.4 million in the first quarter of 2008, while a reversal of R$29.8 million (resulting from the renegotiation of bills with the State Government) was booked in the same quarter in the previous year;

(ix) The 29.1% increase in “other operating expenses” was mainly due to the increase in financial compensation for the use of water resources and concession charges – Aneel grant.

Breakdown of Operating Costs and Expenses:

				R$ '000
Operating Expenses and Costs	1Q08	4Q07	1Q07	Var.%
	(1)	(2)	(3)	(1/3)
Electricity purchase for resale	443,499	387,822	279,879	58.5
Charges for the use of transmission grid	105,767	98,415	130,676	(19.1)
Payroll	131,701	238,996	130,055	1.3
Pension plan	20,405	(21,281)	22,713	(10.2)
Material	11,646	16,037	17,263	(32.5)
Raw material and supplies for generation of electricity	5,013	7,774	3,258	53.9
Natural gas purchased for resale and supplies for the gas business	31,791	30,493	27,508	15.6
Third-party services	61,811	76,080	49,258	25.5
Depreciation and amortization	101,856	105,714	104,460	(2.5)
Provisions and reversals	16,787	34,814	(14,350)	(217.0)
Expenses recoverable	(12,186)	(17,658)	(10,069)	21.0
Other operating expenses	50,812	64,285	39,361	29.1
Total	968,902	1,021,491	780,012	24.2

EBITDA:

     EBITDA (earnings before interest, taxes, depreciation and amortization) totaled R$ 447.5 million in the 1Q08, 21.6% lower than the figure presented in the 1Q07 (R$ 570.9 million).

Financial Result:

     Financial revenue rose by 22.9%, totaling R$106.6 million in the 1Q08. The increase compared to the same period in the previous year is mainly due to the higher variation of the IGP-DI rate. This index adjusts the transfer of CRC to the State of Paraná.

     Financial expenses totaled R$72.5 million in the period, 38.9% down on the 1Q07, chiefly due to the discontinuation of the CPMF tax and the appreciation of the real against the U.S. dollar.

Equity Investment:

     The R$10.1 million booked under equity investment in the first quarter of 2008 reflects the increase of Copel’s stake at Dominó Holdings, on January 14, 2008, after the acquisition of the 30% stake held by Sanedo.

Operating Result:

In the 1Q08, COPEL recorded a R$ 389.8 million operating income.

Non-operating Income:

     This period’s non-operating income reflects basically the net effect of the disposal of property and rights from the permanent assets.

Net Income:

     In the first quarter of 2008, COPEL’s net income was R$ 255.5 million, equal to R$ 0.93 per share. Net income for the 1Q07 was R$ 283.0 million (R$1.03 per share).

     Note that in the first quarter of 2007, net income was influenced by the reversal of the agreement related to the energy acquired from CIEN, which generated a positive effect of R$60.4 million. In ther first quarter of 2008 part of the energy purchased on the CCEE (R$33.7 million) refers to the recomposition of the canceled electricity agreement with CIEN, which, pursuant to MME Ordinance 294, of November 28, 2006, guarantees COPEL’s neutrality. Therefore, this amount which generated an effect in the Net Income of R$22,2 million should be fully passed on to the tariff.

5. BALANCE SHEET AND INVESTMENT PROGRAM

Assets:

As of March 31, 2008, COPEL’s total assets came to R$ 12,555.4 million, 9.0% higher than at the end of the 1Q07.

COPEL`s investment program for the 1Q08 is presented in the table below:

		R$ million
	Carried	Scheduled
	1Q2008	2008

Generation and Transmission	19.9	263.0
Distribution	90.3	487.3
Telecommunications	5.0	42.1
Partnerships	112.7	0.1

TOTAL	227.9	792.5

     Compagas, Elejor and UEG Araucária (whose balance sheet is consolidated with COPEL’s) invested R$ 3.7 million, R$ 0.7 million and R$ 4.1 million, respectively, during the period. The rise in the Partnerships Capex was due to the acquisition of 30% of interest in Dominó Holdings, in the amount of R$110 million. This acquisition was not contemplated in the approved Capex by the Board of Directors.

Liabilities and Shareholders’ Equity:

     COPEL’s consolidated debt at the end of March 2008 was R$ 1,914.3 million, representing a debt/equity ratio of 25.6% . Excluding Elejor’s and Compagas’ debts, debt/equity ratio would be 20.3% .

     COPEL’s shareholders’ equity came to R$ 7,491.7 million, 12.5% higher than at the end of the same period in 2007, equivalent to R$ 27.38 per share.

Debt Profile:

				R$'000
		Short-term	Long-term	Total
	IBD	19,002	36,769	55,771
Foreign	National Treasury	8,783	69,549	78,332
Currency	Eletrobrás	6	32	38
	Banco do Brasil S/A	4,370	2,170	6,540
	Total	32,161	108,520	140,681

	Eletrobrás - Copel	38,538	264,063	302,601
	Eletrobrás - Elejor	0	99,740	99,740
Domestic	BNDES - Compagas	6,329	17,449	23,778
Currency	Debentures - Copel	140,756	600,000	740,756
	Debentures - Elejor	3,230	269,476	272,706
	Banco do Brasil S/A and other	3,586	330,436	334,022
	Total	192,439	1,581,164	1,773,603
GENERAL TOTAL		224,600	1,689,684	1,914,284

Account for Compensation of Portion A – CVA:

The account for compensation of Portion A allows distribution companies to offset, between their annual rate reviews, variations in the cost of certain items listed in their concession agreements.

     The CVA variation updated by the SELIC from January to March 2008 is demonstrated in the following table:

Portion a Memorandum Account – CVA:

					R$ ‘000
	Balance	Deferral	Amortization	Monetary	Balance
	12/31/07			restatement	03/31/08
Asset
Purchased Energy (Itaipu)	46,907	-432	-11,655	1,026	35,846
Transport of Purchased Energy	285	14	-106	0	193
Use of Transmission Grid Charges	8,148	8,868	0	324	17,340
Energy Development Account – CDE	9,969	662	-3,214	225	7,642
Electric Power Services Fee – ESS	7,826	129	-3,742	201	4,414
Fuel Consumption Account – CCC	13,187	2,325	-934	324	14,902
Proinfa	6,770	4,096	-2,393	206	8,679
TOTAL	93,092	15,662	(22,044)	2,306	89,016
Liabilities
Energy Purchased for Resale	87,177	10,756	-27,920	1,843	71,856
CCC	35,856	298	-18,059	986	19,081
Use of Transmission Grid Charges	34,175	414	-16,290	389	18,688
Transport of Purchased Energy	1,114	124	-530	33	741
Electric Power Services Fee – ESS	7,444	1,538	0	235	9,217
TOTAL	165,766	13,130	(62,799)	3,486	119,583

6. ADDITIONAL INFORMATION

Main Operational and Financial Indicators :

March 31, 2008

Generation
COPEL Geração power plants	18 (17 hydro and 1 thermal)

Power plants in which COPEL holds interest	06 (04 hydro, 1 thermal e 1 wind power)
Total installed capacity of COPEL Geração	4.550 MW
Installed capacity of COPEL's Corporate Partnerships (1)	602 MW
Automated and remote-controlled power plants of COPEL Geração	12
Automated and remote-controlled power plants of
COPEL's corporate partnerships	03
Step-up substations of COPEL Geração	11 (automated and remote-controlled)

Transmission (above 230kV)
Transmission lines	1,822 km
Number of substations	30 (100% automated)
Installed substation capacity	9,685 MVA

Distribution (until 138 kV)
Distribution nets and lines	178,979 km
Number of substations	341
Number of automated substations	334
Installed capacity in substations	8,642 MVA
Number of localities served	1,116
Number of municipalities served	393
Number of customers	3,460,386
DEC (outage duration per customer, in hours and hundredths of an hour)	3.17
FEC (outage frequency per customer)	2.95 times

Telecommunication
Optical cable – main ring	5,113 km
Self sustained optical cable	5,640 km
Number of cities served	183
Number of customers	531

Administration
Number of employees (wholly-owned subsidiaries)	8,295
Customer per distribution employee	538

Financial
Book Value (per 1,000 shares)	R$ 27.38
EBITDA	R$ 447.5 million
Liquidity (Current Ratio)	1.73

(1) proportional to the capital stake.

Average Energy Purchase Tariffs:

				R$/MWh
Tariff	Mar/08	Dec/07	Mar/07	Var. %
	(1)	(2)	(3)	(1/3)
Itaipu (Transport tariff included - Furnas)	86.92	88.27	92.9	-6.4%
CIEN	-	84.54	70.85	-
Auction – CCEAR 2005-2012	63.82	63.81	61.85	3.2%
Auction – CCEAR 2006-2013	74.75	74.45	72.43	3.2%
Auction – CCEAR 2007-2014	84.37	84.42	81.64	3.3%
Auction – CCEAR 2007-2014 (A-1)	104.74	104.75	104.74	0.0%
Auction – CCEAR 2008-2015	89.84	-	-	-
Auction – CCEAR 2008 H30	112.42	-	-	-
Auction – CCEAR 2008 T15*	138.86	-	-	-

* Auction average price updated by IPCA

Retail Tariffs:

				R$/MWh
Tariff	Mar/08	Dec/07	Mar/07	Var. %
	(1)	(2)	(3)	(1/3)
Residential	252.08	252.00	257.17	-2.0%
Industrial (Free customers not included)	176.41	177.71	172.98	2.0%
Commercial	220.75	222.21	225.23	-2.0%
Rural	148.74	148.99	152.65	-2.6%
Other	170.53	170.98	173.65	-1.8%
TOTAL	203.04	204.14	205.26	-1.1%
Without ICMS

Energy Supply Tariffs:

				R$/MWh
Tariff	Mar/08	Dec/07	Mar/07	Var. %
	(1)	(2)	(3)	(1/3)
Auction – CCEAR 2005-2012	63.96	63.91	61.79	3.5%
Auction - CCEAR 2006-2013	75.14	75.11	72.67	3.4%
Auction - CCEAR 2007-2013	84.06	83.99	81.13	3.6%
Auction - CCEAR 2008-2015	89.15	-	-	-
Wholesale Concessionaires – State of Paraná	121.37	123.97	106.67	13.8%

Energy Flow - COPEL Consolidated:

			GWh
	1Q08	1Q07	Var.%
Own Generation	5,069	3,436	47.5%
Purchased energy	6,229	6,328	-1.6%
Itaipu	1,353	1,141	18.6%
Auction – CCEAR	3,493	3,198	9.2%
Itiquira	229	227	0.9%
Dona Francisca	161	159	1.3%
MRE/CCEE	643	853	-24.6%
Other	350	750	-53.3%
Total Available Power	11,298	9,764	15.7%
Energy Market	5,269	5,020	5.0%
Retail	4,844	4,555	6.3%
Concessionaires	121	115	5.2%
Free Customers	304	350	-13.1%
Bilateral Agreements	937	985	-4.9%
Auction – CCEAR	3,115	2,906	7.2%
MRE/CCEE	1,148	28	-
Losses and differences	829	825	0.5%
Basic network losses	238	204	16.7%
Distribution losses	562	587	-4.3%
CG contract allocation	29	34	-14.7%

CCEAR = Energy Purchase Agreements in the Regulated Market
MRE = Energy Reallocation Mechanism
CCEE = Electric Power Trade Chamber
CG = Center of gravity of the Submarket (difference between billed energy and energy received from CG)
Amounts subject to changes after settlement by CCEE

Energy Flow - COPEL Geração:

			GWh
	1Q08	1Q07	Var. %
Own Generation	5,069	3,436	47.5%
MRE/ CCEE	406	707	-42.6%
Dona Francisca	161	159	1.3%
Other	-	55	-
Total Available Power	5,636	4,357	29.4%
Bilateral Agreements	936	985	-5.0%
CCEAR – Copel Distribuição	309	267	15.7%
CCEAR – Other Concessionaires	2,806	2,639	6.3%
Free Customers	304	350	-13.1%
MRE/ CCEE	1,148	28	-
Losses and differences	133	88	51.1%

CCEAR = Energy Purchase Agreements in the Regulated Market
MRE = Energy Reallocation Mechanism
CCEE = Electric Power Trade Chamber
CG = Center of gravity of the Submarket (difference between billed energy and energy received from CG)
Amounts subject to changes after settlement by CCEE

Energy Flow - COPEL Distribuição

			GWh
Source	1Q08	1Q07	Var. %

Itaipu	1,353	1,141	18.6%
CCEAR – Copel Geração e Transmissão	309	267	15.7%
CCEAR – Other Wholesale	3,184	2,931	8.6%
CIEN	-	378	-
CCEE	237	146	62.3%
Itiquira	229	227	0.9%
Other	350	317	10.4%
Purchased Energy	5,662	5,407	4.7%
State Demand	4,965	4,670	6.3%
Retail	4,844	4,555	6.3%
Wholesale	121	115	5.2%
CCEE	0	0	-
Total Sold Energy	4,965	4,670	6.3%
Losses and differences	697	737	-5.4%
Basic network losses	106	115	-7.8%
Distribution losses	562	587	-4.3%
CG contract allocation	29	35	-17.1%

CCEAR = Energy Purchase Agreements in the Regulated Market
MRE = Energy Reallocation Mechanism
CCEE = Electric Power Trade Chamber
CG = Center of gravity of the Submarket (difference between billed energy and energy received from CG)
Amounts subject to changes after settlement by CCEE

Shareholding Structure (as of 03/31/2008):

	Thousand shares

Shareholders	COMMON	%	Preferred "A"	%	Preferred "B"	%	TOTAL	%
State of Paraná	85,029	58.6	-	-	14	0.0	85,042	31.1
BNDESPAR	38,299	26.4	-	-	27,282	21.3	65,581	24.0
ELETROBRÁS	1,531	1.1	-	-	-	-	1,531	0.6
Free Floating	19,613	13.5	126	31.6	100,832	78.6	120,570	44.1
BOVESPA	14,667	10.1	126	31.6	72,083	56.2	86,876	31.7
NYSE	4,946	3.4	-	-	28,669	22.4	33,616	12.3
LATIBEX	-	-	-	-	79	0.1	79	0.0
Other	560	0.4	273	68.4	99	0.1	931	0.3
TOTAL	145,031	100.0	398	100.0	128,226	100.0	273,655	100.0

7. FINANCIAL STATEMENTS

COMPANHIA PARANAENSE DE ENERGIA
CNPJ 76.483.817/0001-20
Companhia de Capital Aberto - CVM 1431-1
www.copel.com copel@copel.com

					$1,000
ASSETS	1Q08	4Q07	1Q07	Var.%	Var.%
	(1)	(2)	(3)	(1/3)	(1/2)
CURRENT	3,160,301	3,288,376	2,668,755	18.4	-3.9
Cash in hand	1,505,720	1,540,871	1,063,337	41.6	-2.3
Customers and distributors	1,099,995	1,089,694	1,053,863	4.4	0.9
Allowance for doubtfull accounts	(80,492)	(71,592)	(81,483)	-1.2	12.4
Third-parties services	8,521	8,750	14,599	-41.6	-2.6
Dividends receivable	5,783	2,767	1,997	189.6	109.0
Services in progress	50,356	51,343	25,563	97.0	-1.9
CRC transferred to State Government	41,386	40,509	35,857	15.4	2.2
Taxes and social contributions paid in advance	232,066	281,565	278,959	-16.8	-17.6
Account for compensation of "Portion A"	72,029	67,614	69,432	3.7	6.5
Other regulatory assets	17,186	17,186	1,704	908.6	0.0
Bonds and linked deposits	106,716	145,161	105,821	0.8	-26.5
Material and supplies	46,799	52,195	51,126	-8.5	-10.3
Other receivables	54,236	62,313	47,980	13.0	-13.0
NON-CURRENT	9,395,137	9,184,832	8,848,375	6.2	2.3
Long-term assets	2,002,157	1,977,832	1,793,676	11.6	1.2
Customers and distributors	124,524	139,125	104,068	19.7	-10.5
Allowance for doubtfull accounts	(10,103)	(11,469)	-	-	-11.9
Third-parties services	7,109	7,251	-	-	-2.0
CRC transferred to State Government	1,224,266	1,209,853	1,159,858	5.6	1.2
Taxes and social contributions paid in advance	472,613	449,653	349,056	35.4	5.1
Account for compensation of "Portion A"	16,987	25,478	10,182	66.8	-33.3
Other regulatory assets	5,729	5,729	-	-	-
Bonds and linked deposits	22,142	22,423	23,621	-6.3	-1.3
Judicial Deposits	130,407	121,340	135,151	-3.5	7.5
Other	8,483	8,449	11,740	-27.7	0.4
Investments	445,863	256,809	232,816	91.5	73.6
Property, plant and equipment	6,829,317	6,832,379	6,686,920	2.1	0.0
Intangible assets	112,652	112,585	116,772	-3.5	0.1
Deferred	5,148	5,227	18,191	-71.7	-1.5
TOTAL	12,555,438	12,473,208	11,517,130	9.0	0.7

					R$ 1,000
PASSIVO/	1T08/1Q08	4T07/4Q07	1T07/1Q07	Var.%	Var.%
LIABILITIES	(1)	(2)	(3)	(1/3)	(1/2)
CIRCULANTE/ CURRENT	1,821,922	1,940,593	1,805,224	0.9	-6.1
Empréstimos e financiamentos/Loans and financing	224,599	264,511	237,467	-5.4	-15.1
Fornecedores/Suppliers	454,376	366,510	363,066	25.1	24.0
Impostos e contribuições sociais/
Taxes and social contributions	272,053	375,426	301,735	-9.8	-27.5
Juros sobre o capital próprio e dividendos/
Interest on own capital and dividends	260,540	252,362	277,421	-6.1	3.2
Folha de pagamento e provisões trabalhistas/
Accrued payroll costs	136,279	146,119	130,583	4.4	-6.7
Benefício pós-emprego/
Post-retirement benefits	17,655	42,286	78,310	-77.5	-58.2
Conta de compensação da "Parcela A"/
Account for compensation of "Portion A"	104,368	143,436	144,988	-28.0	-27.2
Outros passivos regulatórios/
Other regulatory charges	45,800	46,476	-	-	-1.5
Encargos do consumidor a recolher/
Customer charges due	33,561	32,722	34,309	-2.2	2.6
Pesquisa e desenvolvimento e eficiência energética/
Electric efficiency and development research	191,211	185,280	165,195	15.7	3.2
Outras contas a pagar/ Other payables	81,480	85,465	72,150	12.9	-4.7
NÃO CIRCULANTE/ NON-CURRENT	3,010,728	3,064,911	2,842,084	5.9	-1.8
Exigível a longo prazo/ Long-term liabilities	2,935,734	3,064,319	2,842,084	3.3	-4.2
Empréstimos e financiamentos/
Loans and financing	1,689,684	1,837,942	1,838,615	-8.1	-8.1
Provisões para contingências/
Provision for contingencies	521,061	514,270	216,931	140.2	1.3
Fornecedores/Suppliers	195,340	190,394	176,518	10.7	2.6
Impostos e contribuições sociais/
Taxes and social contributions	16,420	19,317	9,368	75.3	-15.0
Benefício pós-emprego/ Post-retirement benefits	478,184	454,411	553,102	-13.5	5.2
Conta de compensação da "Parcela A"/
Account for compensation of "Portion A"	15,215	22,330	38,589	-60.6	-31.9
Outros passivos regulatórios/
Other regulatory charges	13,095	18,935	-	-	-30.8
Outras contas a pagar/
Other payables	6,735	6,720	8,961	-24.8	0.2
Resultado de exercícios futuros/
Income (losses) from future periods	74,994	592	-	-	-
PARTICIPAÇÕES DE ACIONISTAS NÃO CONTROLADORES/
MINORITY INTEREST	231,099	231,527	210,590	9.7	-0.2

PATRIMÔNIO LÍQUIDO/
SHAREHOLDERS' EQUITY	7,491,689	7,236,177	6,659,232	12.5	3.5
Capital social/Capital stock	4,460,000	4,460,000	3,875,000	15.1	0.0
Reservas de capital/Capital reserves	838,340	838,340	817,293	2.6	0.0
Reservas de lucros/Income reserves	2,193,349	1,937,837	1,966,939	11.5	13.2
TOTAL	12,555,438	12,473,208	11,517,130	9.0	0.7

					R$'000
INCOME STATEMENT	1Q08	4Q07	1Q07	Var.%	Var.%
	(1)	(2)	(3)	(1/3)	(1/2)
Operating revenues	1,989,579	2,043,259	1,867,826	6.5	(2.6)
Deductions from operating revenues	(675,021)	(609,341)	(621,421)	8.6	10.8
Net operating revenues	1,314,558	1,433,918	1,246,405	5.5	(8.3)
Operating expenses and costs	(968,902)	(1,021,491)	(780,012)	24.2	(5.1)
Electricity purchase for resale	(443,499)	(387,822)	(279,879)	58.5	14.4
Charges for the use of transmission grid	(105,767)	(98,415)	(130,676)	(19.1)	7.5
Payroll	(131,701)	(238,996)	(130,055)	1.3	(44.9)
Pension plan	(20,405)	21,281	(22,713)	(10.2)	(195.9)
Material	(11,646)	(16,037)	(17,263)	(32.5)	(27.4)
Raw material and supplies for generation of electricity	(5,013)	(7,774)	(3,258)	53.9	(35.5)
Natural gas purchased for resale and supplies for the gas business	(31,791)	(30,493)	(27,508)	15.6	4.3
Third-party services	(61,811)	(76,080)	(49,258)	25.5	(18.8)
Depreciation and amortization	(101,856)	(105,714)	(104,460)	(2.5)	(3.6)
Provisions and reversals	(16,787)	(34,814)	14,350	(217.0)	(51.8)
Expenses recoverable	12,186	17,658	10,069	21.0	(31.0)
Other operating expenses	(50,812)	(64,285)	(39,361)	29.1	(21.0)
Result of operations	345,656	412,427	466,393	(25.9)	(16.2)
Financial income (expenses)	34,090	35,006	(31,985)	(206.6)	(2.6)
Financial income	106,603	129,672	86,736	22.9	(17.8)
Financial expenses	(72,513)	(94,666)	(118,721)	(38.9)	(23.4)
Equity investment	10,090	(10,291)	4,170	142.0	(198.0)
Operating income (expenses)	389,836	437,142	438,578	(11.1)	(10.8)
Non-operating income (expenses)	(860)	7,020	(2,530)	(66.0)	(112.3)
Income (loss) before income tax	388,976	444,162	436,048	(10.8)	(12.4)
Income tax and social contribution	(129,384)	(125,030)	(151,043)	(14.3)	3.5
Net income (loss) before minority interest	259,592	319,132	285,005	(8.9)	(18.7)
Minority interest	(4,080)	(6,890)	(2,043)	99.7	(40.8)
Net income (loss)	255,512	312,242	282,962	(9.7)	(18.2)

Earning per share	0.9337	1.1410	1.0340	(9.7)	(18.2)

EBITDA	447,512	518,141	570,853	(21.6)	(13.6)

8. FINANCIAL STATEMENTS - SUBSIDIARIES

COMPANHIA PARANAENSE DE ENERGIA
CNPJ 76.483.817/0001-20
Companhia de Capital Aberto - CVM 1431-1
www.copel.com copel@copel.com

				R$ 1,000
ASSETS	GET	DIS	TEL	PAR
Current	1,112,566	1,564,622	23,710	355,936
Cash in hand	815,098	324,387	7,781	273,110
Customers and distributors	200,001	839,375	-	29,439
Third-parties services, net	718	29	10,672	-
Dividends receivable	-	-	-	5,783
Services in progress	9,048	41,308	-	-
CRC transferred to State Government	-	41,386	-	-
Taxes and social contributions	8,404	131,388	1,163	21,372
Account for compensation of "Portion A"	-	72,029	-	-
Other regulatory assets	-	17,186	-	-
Bonds and linked deposits	61,320	31,679	-	13,277
Other	13,859	26,747	1,209	12,267
Material and supplies	4,118	39,108	2,885	688
NON-CURRENT	3,627,232	3,603,632	204,429	1,781,617
Long-term assets	118,327	1,683,710	18,852	39,932
Customers and distributors	3,492	113,944	-	21,818
Third-parties services, net	-	-	7,109	-
CRC transferred to State Government	-	1,224,266	-	-
Taxes and social contributions paid in advance	28,278	65,872	466	1,010
Account for compensation of "Portion A"	-	16,987	-	-
Other regulatory assets	-	5,729	-	-
Bonds and linked deposits	-	22,142	-	-
Judicial Deposits	949	5,714	-	1,820
Other	9,004	2,474	-	397,494
Investments	949	5,714	-	1,820
Property, plant and equipment	3,489,141	1,889,662	183,992	1,266,522
Intangible	10,760	27,786	1,585	72,521
Deferred	-	-	-	5,148
TOTAL	4,739,798	5,168,254	228,139	2,137,553
GET: Geração e Transmissão consolidated, DIS: Distribuição, TEL: Telecomunicações, PAR: Participações consolidated

				R$ 1,000
Liabilities	GET	DIS	TEL	PAR
CURRENT	657,577	1,232,824	12,317	122,751
Loans and financing	53,865	16,980	-	6,329
Debentures	-	-	-	3,230
Suppliers	50,581	400,433	2,527	40,269
Taxes and social contributions	53,436	176,252	1,536	4,922
Dividends recivable	384,688	178,319	-	30,006
Accrued payroll costs	33,270	93,506	7,143	2,235
Post-retirement benefits	4,723	12,064	787	72
Account for compensation of "Portion A"	-	104,368	-	-
Other regulatory charges	24,035	21,765	-	-
Customer charges due	3,548	30,013	-	-
Electric efficiency and development research	33,422	153,628	-	4,161
Concession charges - Aneel's consent	-	-	-	28,913
Other	16,009	45,496	324	2,614
NON-CURRENT	800,716	1,157,694	20,910	466,155
Loans and financing	265,471	107,948	-	117,189
Debentures	-	-	-	269,476
Provision for contingencies	158,099	150,609	1,798	3,213
Intercompany receibables	-	554,850	-	67,000
Suppliers	217,158	-	-	-
Taxes and social contributions	26	8,976	-	7,418
Pension plan and other post-retirement benefits	147,402	309,811	19,112	1,859
Account for compensation of "Portion A"	-	15,215	-	-
Other regulatory charges	5,840	7,255	-	-
Other	6,720	3,030	-	-
INCOME (LOSSES) FROM FUTURE PERIODS	592	-	-	74,402
MINORITY INTEREST	1,283	-	-	231,099
SHAREHOLDERS' EQUITY	3,279,630	2,777,736	194,912	1,243,146
Capital stock	2,947,018	2,171,928	194,054	1,098,500
Capital reserves	-	-	701	-
Income reserves	197,424	491,983	-	128,302
Accrued income	135,188	113,825	157	16,344
TOTAL	4,739,798	5,168,254	228,139	2,137,553

GET: Geração e Transmissão consolidated, DIS: Distribuição, TEL: Telecomunicações, PAR: Participações consolidated

				R$'000
Income statement	GET	DIS	TEL	PAR
Operating revenues	428,243	1,520,549	25,284	107,619
Electricity sales to final customers	42,997	676,044	-	631
Electricity sales to distributors	326,109	11,832	-	39,153
Use of transmission plant	54,079	816,943	-	-
Telecom revenues	-	-	25,284	-
Piped gas distribution	-	-	-	60,069
Other	5,058	15,730	-	7,766
Deductions from operating revenues	(64,007)	(593,418)	(4,132)	(13,464)
Net operating revenues	364,236	927,131	21,152	94,155
Operating costs and expenses	(166,406)	(798,329)	(20,056)	(73,124)
Electricity purchase for resale	(18,545)	(484,300)	-	(1,132)
Charges for the use of transmission grid	(39,544)	(83,247)	-	(3,761)
Payroll and pension plan	(31,112)	(90,511)	(6,251)	(2,728)
Pension plan	(3,860)	(15,364)	(906)	(256)
Material	(1,745)	(9,423)	(305)	(171)
Raw material and supplies for generation of electricity	(5,592)	-	-	(769)
Natural gas purchased for resale and supplies for the gas business	-	-	-	(31,791)
Third-party services	(14,032)	(47,275)	(2,819)	(6,417)
Depreciation and amortization	(32,217)	(48,375)	(7,312)	(13,952)
Provisions (reversal) for contigencies	(648)	(13,537)	(1,734)	5
Expenses recoverable	5,847	6,093	9	403
Concession charges - Aneel consent	-	-	-	(10,327)
Other expenses	(24,958)	(12,390)	(738)	(2,228)
Result of operations	197,830	128,802	1,096	21,031
Financial income (expenses)	6,665	45,456	532	(4,966)
Financial income	22,953	71,635	556	8,045
Financial expenses	(16,288)	(26,179)	(24)	(13,011)
Equity Investment	-	-	-	10,137
Operating income (expenses)	204,495	174,258	1,628	26,202
Non-operating income (expenses)	385	(1,362)	136	(20)
Income (loss) before income tax	204,880	172,896	1,764	26,182
Income tax and Social contribution	(68,108)	(47,457)	(1,167)	(6,177)
Deferred income tax and social contribution	(1,537)	(11,614)	580	419
Minority interest	(47)	-	-	(4,080)
Net income (loss)	135,188	113,825	1,177	16,344

Ebitda	230,047	177,177	8,408	34,983

GET: Geração e Transmissão consolidated, DIS: Distribuição, TEL: Telecomunicações, PAR: Participações consolidated

FIRST QUARTER 2008 RESULTS
CONFERENCE CALL

Presentation by Rubens Ghilardi – CEO, Mr. Paulo Roberto Trompczynski – CFO and IRO and Mr. Franklin Kelly Miguel – Tariff and Regulatory Issues Manager

Date:	Friday, May 16, 2008 (Simultaneous translation to English)
Time:	10:00 a.m. (US EST)
Telephone:	(55)(11) (1) 786 924 6977
Code: COPEL

The conference call will also be broadcast via the internet at
www.copel.com/ir

Please connect 15 minutes prior to the call.

Investor Relations - COPEL
ri@copel.com

Telephone:	Fax:
+55 (41) 3222-2027	+55 (41) 3331-2849

Statements contained in this press release may contain information which is forward-looking and reflects management’s current view and estimates of future economic circumstances, industry conditions, company performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 21, 2008

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Rubens Ghilardi
Rubens Ghilardi CEO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.